EXHIBIT C

Management’s report

To the Board of Directors and Shareholders of Metallica Resources Inc.

Management is responsible for the preparation of the information contained in this annual report and for the consistency between the consolidated financial statements and other financial operating data contained elsewhere in the report. The accompanying consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada and necessarily include amounts based on estimates and judgements.

Management has established and maintains a system of internal control, designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and that financial information is reliable and accurate. The Audit Committee of the Board of Directors, comprised of non-management directors, has reviewed the consolidated financial statements with management and external auditors. The consolidated financial statements have been approved by the Board of Directors on the recommendation of the Audit Committee.

The Company’s independent auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit in accordance with generally accepted auditing standards in Canada and the United States, and their report follows.

Richard J. Hall
President and Chief Executive Officer

Bradley J. Blacketor
Vice President, Chief Financial Officer and Secretary

April 5, 2004

Independent auditors’ report

To the Shareholders of Metallica Resources Inc.

We have audited the consolidated balance sheets of Metallica Resources Inc. as at December 31, 2003 and 2002, and the consolidated statements of operations and deficit and cash flows for the years ended December 31, 2003, 2002 and 2001. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002, and the results of its operations and its cash flows for the years ended December 31, 2003, 2002 and 2001 in accordance with accounting principles generally accepted in Canada.

Chartered Accountants
Vancouver, Canada
February 13, 2004 (except as to Note 14(c) which is as of March 24, 2004)

Consolidated balance sheets

Metallica Resources Inc.
 (A Development Stage Company)
December 31, 2003 and 2002
U.S. dollars

	2003	2002
Assets
Current assets:
Cash and cash equivalents (Note 11)	$66,110,056	$4,520,886
Value-added tax and other current assets (Note 5)	415,878	285,480

	66,525,934	4,806,366
Mineral properties and deferred expenditures (Note 3)	26,574,390	12,587,193
Fixed assets (Note 4)	234,863	92,283
Other assets	18,661	5,196

Total assets	$93,353,848	$17,491,038

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$597,771	$153,017
Provision for reclamation and property closure costs (Note 3(d))	29,796	150,000
Note payable (Note 6)	200,100	100,050
Acquisition debt (Note 3(a))	5,959,740	—

	6,787,407	403,067
Shareholders’ equity:
Share capital (Note 7(b)) 81,763,885 common shares (2002: 32,449,167)	106,786,049	43,068,285
Warrants (Note 7(d))	7,469,578	—
Share options (Note 7(c))	6,675	—
Deficit	(27,695,861)	(25,980,314)

	86,566,441	17,087,971

Total liabilities and shareholders’ equity	$93,353,848	$17,491,038

Contingencies and commitments (Notes 3(a) and 10)

Subsequent events (Note 14)

Approved by the Board:

Craig J. Nelsen

Ian A. Shaw

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of operations and deficit

Metallica Resources Inc.
(A Development Stage Company)
For the years ended December 31, 2003, 2002 and 2001
U.S. dollars, except share data

	2003	2002	2001
Interest income	$158,087	$64,918	$69,900
Income from option payments (Note 3(d))	150,000	—	—

	308,087	64,918	69,900
General and administrative expense	1,252,077	920,604	742,401
Exploration expense	219,041	246,828	198,971
Reclamation and property closure costs	17,421	198,749	51,000
Write-down of mineral properties and deferred expenditures (Note 3)	703,536	21,000	2,892,086
Interest expense	446,851	—	—
Foreign exchange (gain) loss, net	(609,547)	3,281	673

Loss before income taxes	(1,721,292)	(1,325,544)	(3,815,231)
Income tax (recovery) provision (Note 8)	(5,745)	(5,223)	10,795

Loss for the year	(1,715,547)	(1,320,321)	(3,826,026)
Deficit, beginning of year	(25,980,314)	(24,659,993)	(20,833,967)

Deficit, end of year	$(27,695,861)	$(25,980,314)	$(24,659,993)

Basic and diluted loss per share	$(0.04)	$(0.04)	$(0.14)

Weighted average number of common shares outstanding	42,865,141	31,295,063	27,290,979

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of cash flows

Metallica Resources Inc.
(A Development Stage Company)
For the years ended December 31, 2003, 2002 and 2001
U.S. dollars

	2003	2002	2001
Cash Flows Provided From (Used in) Operating Activities
Loss for the year	$(1,715,547)	$(1,320,321)	$(3,826,026)
Non-cash items:
Depreciation and amortization	10,564	8,638	5,852
Interest expense (Note 3(a))	442,933	—	—
Common share contribution to retirement plan	21,735	17,163	15,572
Reclamation and property closure costs	17,421	24,000	51,000
Write-down of mineral properties and deferred expenditures	703,536	21,000	2,892,086
Value of options issued to consultants	6,675	—	—
Foreign exchange (gain) loss	(609,547)	—	—
Changes in non-cash working capital:
Value-added tax and other current assets	(158,022)	34,584	3,598
Accounts payable and accrued liabilities	217,940	(16,159)	(24,837)
Provision for reclamation and property closure costs	(137,625)	—	—
Other assets	(13,664)	1,238	29,097

	(1,213,601)	(1,229,857)	(853,658)
Cash Flows Provided From (Used in) Investing Activities
Acquisition of subsidiary, net of cash acquired	(1,921,933)	—	—
Mineral properties and deferred expenditures	(2,044,946)	(886,771)	(1,049,811)
Payments to acquire fixed assets	(105,504)	(18,348)	(5,554)

	(4,072,383)	(905,119)	(1,055,365)
Cash Flows Provided From (Used in) Financing Activities
Contributions to joint venture by joint venture partner	—	61,968	977,788
Repayment of note payable	(5,000,000)	(50,000)	(50,000)
Common shares issued for cash, net of issue costs	70,774,607	4,054,994	998,313
Proceeds from exercise of warrants	168,454	—	123,088
Proceeds from exercise of options	222,546	26,799	82,227
Proceeds from repayment of loan to director	100,000	—	—

	66,265,607	4,093,761	2,131,416
Foreign Exchange Gain on Foreign Cash Held	609,547	—	—

Increase in cash and cash equivalents	61,589,170	1,958,785	222,393
Cash and cash equivalents, beginning of year	4,520,886	2,562,101	2,339,708

Cash and cash equivalents, end of year	$66,110,056	$4,520,886	$2,562,101

Supplementary cash flow information (Note 11)

The accompanying notes are an integral part of these consolidated financial statements.

Metallica Resources Inc.
 (A Development Stage Company)

Notes to consolidated financial statements

1.	Nature of Operations

Metallica Resources Inc. (the “Company”) is engaged in the exploration, development and acquisition of mineral deposits principally in Mexico and South America. At December 31, 2003, the Company is advancing a gold and silver development project in Mexico. The Company has raised the financing necessary to construct the mine and commenced construction in February 2004. The Company estimates a construction period of nine to twelve months. The Company is also advancing a copper and gold porphyry exploration project in Chile with Noranda Inc. (Note 3(b)) and is pursuing various other exploration projects in North and South America.

2.	Summary of Significant Accounting Policies

These consolidated financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. The significant measurement differences between these principles and those that would be applied to the Company under United States GAAP are described in Note 13.

Consolidation

These consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries, after elimination of intercompany balances and transactions.

•	Datawave Sciences Inc.

•	De Re Holdings Inc.

•	Desarrollos Metallica C.A.

•	MMM Exploraciones, S.A. de C.V.

•	Metallica (Barbados) Inc.

•	Metallica Brazil Ltda.

•	Metallica Management Inc.

•	Minera Metallica Limitada

•	Minera San Xavier, S.A. de C.V.

•	Raleigh Mining International Limited

•	Servicios del Plata y Oro, S.A. de C.V.

On February 12, 2003, the Company acquired Glamis Gold Ltd.’s 50% interest in Minera San Xavier, S.A. de C.V. (“MSX”), which resulted in the Company owning a 100% interest in MSX. For all periods ended prior to February 12, 2003, the Company’s 50% joint venture investment in MSX is included in these consolidated financial statements using the proportionate consolidation method. For the period ended December 31, 2003, MSX is reflected as a wholly owned subsidiary.

Use of Estimates

The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amount of expenses during the reporting period. Actual results could differ from those reported.

Foreign Currency Translation

The Company considers the U.S. dollar to be the functional currency of all of its operations. The Company’s subsidiaries are integrated foreign subsidiaries and, accordingly, foreign currency amounts are translated into U.S. dollars using the temporal method. Monetary balances are translated at the rate of exchange at the balance sheet date, nonmonetary balances at historic exchange rates and other revenue and expense items at average exchange rates. Foreign currency gains and losses are included in earnings for the period.

Cash and Cash Equivalents

Cash and cash equivalents include cash in demand deposits and short-term money market investments that, on acquisition, have a term to maturity of three months or less.

Mineral Properties and Deferred Expenditures

The cost of mineral property interests and related exploration and development costs are capitalized until commercial production is established, the property is disposed of through sale or otherwise, or management believes that the recoverable value has declined. Expenditures related to grassroots exploration are expensed as incurred. If a project is put into commercial production, capitalized costs would be depleted on the unit-of-production basis.

Proceeds received from the partial sale or sale of any interest in a property are credited against the carrying cost of such property until the payments are in excess of the costs incurred, at which time they are then credited to income.

The costs deferred at any time do not necessarily reflect present or future values. The ultimate recovery of such amounts depends on the discovery of economically recoverable reserves, successful commercial development of the related properties, availability of financing and future profitable production or proceeds from the disposition of the properties.

Management of the Company regularly reviews the carrying value of each mineral property. Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, proven and probable reserves, and operating, capital and reclamation costs on an undiscounted basis. Reductions in the carrying value of each property would be recorded to the extent the net book value of the property exceeds the estimated future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if carrying value can be recovered.

Management’s estimates of mineral prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term that could adversely affect management’s estimate of the net cash flow to be generated from its properties.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to the industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior undetected agreements or transfers and title may be affected by such defects.

Metallica Resources Inc.
 (A Development Stage Company)

Notes to consolidated financial statements

Fixed Assets, Depreciation and Amortization

Fixed assets are recorded at cost. Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the related assets. The following rates are being used:

Equipment	3 to 10 years
Vehicles	4 years
Buildings and leasehold improvements	3 to 17 years
Furniture	3 to 10 years

Provision for Reclamation Costs

The Company has adopted the new accounting standard for asset retirement obligations, CICA 3110. The standard requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The adoption of this standard did not have any impact on the Company’s financial position or results.

Financial Instruments

At December 31, 2003, the carrying values of cash and cash equivalents, value-added tax and other current assets, accounts payable and accrued liabilities, acquisition debt and note payable approximate their fair value due to the relatively short period to maturity of the instruments.

Income Taxes

The Company uses the liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and tax basis of assets and liabilities. Future tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of substantive enactment.

Stock-based Compensation Plan

The Company’s stock-based compensation plan is described in Note 7. As allowed by the accounting standard, the Company does not follow the fair value method of accounting for share options granted to employees and directors. Stock-based compensation on options granted to non-employees is recorded as an expense at the earlier of the completion of performance or vesting of the options granted, based upon the estimated fair value on the date of grant. Under the intrinsic value method adopted by the Company, no compensation expense is recorded if the exercise price of the share options is equal to or greater than the market price on the date of the grant. Any consideration paid on exercise of stock options or purchase of stock is credited to share capital.

Loss per Share

Loss per share is determined using the weighted average number of shares outstanding during the year. All outstanding options and warrants are anti-dilutive; therefore, basic and diluted loss per share are the same. Information regarding securities that could potentially dilute basic earnings per share in the future is presented in Note 7.

3.	Mineral Properties and Deferred Expenditures

Mineral property costs and deferred expenditures are summarized as follows:

	December 31, 2003
	Mineral
	Property	Deferred
	Costs	Expenditures	Total
Cerro San Pedro, Mexico (a):
Balance at January 1, 2003	$3,609,686	$7,374,956	$10,984,642
Acquisition of subsidiary	12,461,971	—	12,461,971
Additions	43,566	1,978,341	2,021,907

Balance at December 31, 2003	16,115,223	9,353,297	25,468,520
El Morro, Chile (b):
Balance at January 1, 2003	90,000	946,004	1,036,004
Additions	—	3,585	3,585

Balance at December 31, 2003	90,000	949,589	1,039,589
MIMK and other projects, Chile (c):
Balance at January 1, 2003	9,762	556,785	566,547
Additions	12,095	191,175	203,270
Write-offs	(6,287)	(697,249)	(703,536)

Balance at December 31, 2003	15,570	50,711	66,281

	$16,220,793	$10,353,597	$26,574,390

	December 31, 2002
	Mineral
	Property	Deferred
	Costs	Expenditures	Total
Cerro San Pedro, Mexico (a):
Balance at January 1, 2002	$3,601,493	$7,062,647	$10,664,140
Additions	8,193	374,277	382,470
Contributions to joint venture by joint venture partner	—	(61,968)	(61,968)

Balance at December 31, 2002	3,609,686	7,374,956	10,984,642
El Morro, Chile (b):
Balance at January 1, 2002	90,000	867,452	957,452
Additions	—	78,552	78,552

Balance at December 31, 2002	90,000	946,004	1,036,004
MIMK, Chile (c):
Balance at January 1, 2002	17,462	147,568	165,030
Additions	—	422,517	422,517
Write-offs	(7,700)	(13,300)	(21,000)

Balance at December 31, 2002	9,762	556,785	566,547

	$3,709,448	$8,877,745	$12,587,193

Metallica Resources Inc.
 (A Development Stage Company)

Notes to consolidated financial statements

a)	Mexico – Cerro San Pedro Project

The Cerro San Pedro gold and silver project (the “Project”) is located in the State of San Luis Potosí, Mexico and is owned by Minera San Xavier, S.A. de C.V. (“MSX”). The feasibility study for the Project is based on an open-pit mining operation with heap-leach processing of ores.

On February 12, 2003, the Company acquired Glamis Gold Ltd.’s (“Glamis”) 50% equity interest in MSX for $18 million, less 50% of MSX’s working capital deficit at closing of $58,328. As a result of the purchase, the Company owns 100% of the issued and outstanding shares of MSX. The purchase price is payable as follows:

i)	$2 million paid at closing.

ii)	50% of MSX’s working capital deficit at closing of $58,328, paid to the Company subsequent to closing.

iii)	$5 million paid on August 12, 2003.

iv)	$6 million paid on February 10, 2004 (Note 14(a)).

v)	$2.5 million payable upon commencement of commercial production (Note 14(c)).

vi)	$2.5 million payable one year from commencement of commercial production (Note 14(c)).

The $2.5 million payable upon commencement of commercial production and the $2.5 million payable one year from commencement of commercial production represent contingent consideration and have therefore not been recognized as acquisition costs at December 31, 2003. These contingent amounts will be recorded as acquisition costs on March 24, 2004 (Note 14(c)).

The acquisition of Glamis’ 50% equity interest in MSX is a business combination accounted for as a purchase transaction. The fair value of the consideration of $13 million ($18 million less $5 million of contingent payments) less 50% of MSX’s working capital deficit of $58,328, has been allocated to the fair value of the net assets acquired as follows:

Fair Value of Net Assets Acquired:
Cash	$19,739
Other current assets	72,376
Fixed assets	75,708
Mineral properties	12,461,971

12,629,794
Less: Current liabilities and other	(71,265)
Note payable	(100,050)

$12,458,479

Consideration:
Cash at closing, less working capital deficit	$1,941,672
Present value of future cash payments, discounted at 6%	10,516,807

$12,458,479

Acquisition debt of $10.5 million represents the estimated present value of future cash payments totaling $11.0 million discounted at 6%. Interest accretion for the year ended December 31, 2003 totaled $442,933. On August 12, 2003, the Company made a $5.0 million debt payment. At December 31, 2003, the acquisition debt balance was $5,959,740.

Glamis retained a net returns royalty on the gross proceeds, less costs and expenses, of all ores, metals and mineral concentrates mined at the Project as follows (Note 14(c)):

Net Returns
Gold Price per Ounce	Royalty
Less than $325.00	0.0%
$325.00 to $349.99	0.5%
$350.00 to $374.99	1.0%
$375.00 to $399.99	1.5%
$400.00 and above	2.0%

On December 30, 2003, the Company awarded a contract to Washington Group International to provide MSX with contract mining and related construction services over the pre-production period and estimated mine life totaling approximately ten years. The contract has an estimated gross value, exclusive of fuel costs, of approximately $105 million. The contract provides that MSX may terminate the contract at any time prior to the end of the ten-year term, but must pay early termination and demobilization fees to Washington Group International as follows:

Termination Period	Termination Fees
Pre-production	$11,560,000
Year 1	$10,160,000
Year 2	$7,460,000
Year 3	$4,760,000
Year 4	$2,960,000
Year 5	$2,360,000
Year 6	$2,060,000
Year 7	$1,660,000
Year 8	$1,360,000
Year 9	$—

The federal, state and local mining permits necessary to commence construction of the Project have been received. Several governmental agencies periodically supervise compliance with the conditions identified in the permits. Although MSX is currently in compliance with the permit conditions, future non-compliance could result in the permits being revoked. In addition, various complaints have been filed against the government alleging that the permits should not have been granted. In the event that the government were to lose these lawsuits, the permits could be revoked.

Metallica Resources Inc.
 (A Development Stage Company)

Notes to consolidated financial statements

The Project is subject to a 1.95% royalty on the gross value of metals and minerals contained in production in all mineral concessions presently owned or optioned by MSX. In addition, MSX has entered into an agreement with a former owner of certain mining concessions that provides for the greater of a 2.5% net smelter returns (“NSR”) royalty on any production that occurs on the properties or $50,000 per year beginning April 2003, subject to a maximum of $1.0 million. The first payment of $50,000 was made in April 2003.

Prior to the Company’s acquisition of its joint venture partner’s interest in MSX on February 12, 2003, the Company accounted for its investment in MSX using the proportionate consolidation method. Under this method, the Company’s 50% interest in MSX was combined with the financial results of the Company and its subsidiaries. The Company’s share of the assets and liabilities of MSX at December 31, 2002, and cash flows of MSX for the years ended December 31, 2002 and 2001, were as follows:

December 31, 2002
Current assets	$129,657
Current liabilities	131,566

Working capital deficit	(1,909)
Fixed assets, net	75,299
Mineral properties	3,609,686
Deferred exploration expenditures	7,374,956

Net assets	$11,058,032

	Year Ended December 31,
	2002	2001
Cash inflow (outflow) from:
Operating activities	$131,546	$(34,402)
Investing activities	(382,896)	(681,243)
Financing activities	11,968	902,738
Increase (decrease) in cash	$(239,382)	$187,093

b)	Chile – El Morro Project

The Company’s activities in Chile are concentrated on gold and copper exploration targets. The El Morro copper and gold project consists of the La Fortuna and El Morro areas. In September 1999, the Company entered into an option agreement to acquire a 100% interest in the La Fortuna mining concessions owned by BHP Minerals (“BHP”). The option agreement provides for payments to BHP totaling $1.7 million, with the final payment being made by Noranda Inc. (“Noranda”) in July 2003 pursuant to the exploration agreement discussed below. The option agreement also provides for BHP to retain a 2% NSR royalty on any production from the mining concessions sold to the Company.

The Company also entered into an option agreement to acquire a 100% interest in the other La Fortuna mining concessions owned by S.L.M. Cantarito and S.L.M. Tronquito (collectively “Martin”) by making aggregate payments to Martin of $1.5 million. The option was completed in December 2001. Martin retained a 2% NSR royalty on the concessions, half of which can be repurchased by the Company for $500,000 at any time up to five years following completion of the Martin option purchase.

In 2000 and 2001, Noranda entered into an option agreement to acquire a 100% interest in the La Fortuna mining concessions (“Santa Julia”) owned by the Cayo family pursuant to the exploration agreement discussed below. The option was exercised in 2002 upon making aggregate payments to the Cayo family totaling $85,000. The Company is required to make additional payments totaling $400,000 within two years of commencement of mining on the Santa Julia concessions.

The Company’s 100% interest in the El Morro area, which is adjacent to the La Fortuna area, was acquired by staking in 1998. As of December 31, 2003, the Company had incurred mineral property costs and deferred expenditures totaling $1,039,589 on the El Morro project.

The Company entered into an exploration agreement with Noranda to conduct an exploration program on the El Morro project in September 1999. In February 2000, the agreement was amended and provides for Noranda to earn up to a 70% interest in the project by making aggregate exploration and property acquisition expenditures of $10.0 million, including the BHP, Martin and Cayo family option payments, over a five-year period beginning September 1999, and a payment to the Company by September 14, 2005 of $10.0 million. The agreement also provides for Noranda to subscribe for a private placement in the Company for $1.0 million, which was completed in October 2001 by paying the Company $1.0 million in exchange for 918,563 Metallica common shares (Note 7). Noranda has advised the Company that as of December 31, 2003, it had incurred approximately $11 million of exploration and property acquisition expenditures on the El Morro project. Noranda is required to continue to fund all exploration activities at the El Morro project until it either makes the $10.0 million payment to the Company that is due on or before September 14, 2005, or forfeits its interest in the project.

c)	Chile – MIMK and Other Projects

The MIMK project was established in 2000 to identify copper-gold projects in close proximity and similar to the El Morro project. For the years ended December 31, 2003 and 2002, various MIMK properties, with carrying values totaling $703,536 and $21,000, respectively, were abandoned and written off. As of December 31, 2003, the MIMK project consists of five properties with deferred exploration expenditures and property acquisition costs totaling $32,831.

The other project, also in Chile, is a gold exploration project and has deferred exploration expenditures and property acquisition costs totaling $33,450 as of December 31, 2003.

d)	Brazil – Mara Rosa Project

At December 31, 2001, the Company elected not to proceed with further exploration on the Mara Rosa gold project and wrote off

Metallica Resources Inc.
 (A Development Stage Company)

Notes to consolidated financial statements

its $2,892,086 investment in the project. At December 31, 2003 and 2002, the Company had accrued estimated reclamation and property closure costs relating to the Mara Rosa project of $29,796 and $150,000, respectively.

In November 2003, the Company entered into an option agreement to sell its 100% interest in the Mara Rosa project for $450,000. The Company has received $150,000 of non-refundable option payments pursuant to the agreement as of December 31, 2003. These amounts have been recognized as income from option payments for the year ended December 31, 2003. The agreement also provides for the Company to receive three payments of $100,000 each, due no later than January 31, 2004, April 20, 2004 and July 20, 2004, respectively. The Company has the option to receive shares of the purchaser at a 25% discount to the closing market price, as defined, in lieu of the $100,000 cash payment that is due on April 20, 2004. If the Company does not elect to receive shares of the purchaser in lieu of the $100,000 cash payment due on April 20, 2004, and if the purchaser closes a $1 million equity financing on or before October 20, 2004, then the Company is required to participate in the initial equity financing of the purchaser for an aggregate subscription price of $100,000, provided that the purchaser has satisfied the other terms of the option agreement.

4.	Fixed Assets

Fixed assets consist of the following at December 31, 2003 and 2002:

	2003
		Accumulated
		Depreciation
		and	Net Book
	Cost	Amortization	Value
Equipment	$161,395	$82,175	$79,220
Vehicles	107,377	67,814	39,563
Building and leasehold improvements	123,067	19,991	103,076
Furniture	36,755	23,751	13,004

Total	$428,594	$193,731	$234,863

	2002
		Accumulated
		Depreciation
		and	Net Book
	Cost	Amortization	Value
Equipment	$100,183	$64,409	$35,774
Vehicles	60,517	58,205	2,312
Building and leasehold improvements	66,546	13,105	53,441
Furniture	23,220	22,464	756

Total	$250,466	$158,183	$92,283

5.	Other Current Assets

Included in other current assets at December 31, 2002 is a $100,000 interest free loan that was granted to a director and officer in June 2000. The loan was repaid in June 2003.

6.	Note Payable

The note payable at December 31, 2003 and 2002 is collateralized by mineral properties held by MSX (Note 3(a)) and consists of the following:

	2003	2002
MSX debt, interest at 1% per month effective March 1, 2002, payable monthly	$200,100	$100,050
Less current portion	200,100	100,050

Long-term debt	$—	$—

The current portion of the note payable was paid in January 2004.

Metallica Resources Inc.
 (A Development Stage Company)

Notes to consolidated financial statements

7.	Share Capital

a)	Authorized

Unlimited number of common and preferred shares without par value.

b)	Common Shares Issued and Outstanding

	Year Ended December 31,
	2003		2002		2001
	Shares	Amount	Shares	Amount	Shares	Amount
Outstanding, beginning of year	32,449,167	$43,068,285	28,472,978	$38,964,222	27,077,735	$37,744,962
Shares issued in public offering (Note 7(d))	38,700,000	55,416,199	—	—	—	—
Shares issued in private placements (Notes 3(b) and 7(d))	10,100,000	7,847,925	3,900,000	4,054,994	918,563	998,313
Exercise of compensation warrants (Note 7(d))	151,500	168,454	—	—	267,858	123,088
Fair value of compensation warrants exercised (Note 7(d))	—	40,905	—	—	—	—
Exercise of stock options (Note 7 (c))	344,333	222,546	50,000	26,799	154,000	82,227
Shares issued for retirement plan (Note 9)	18,885	21,735	26,189	22,270	55,551	15,632
Transfer agent share consolidation	—	—	—	—	(729)	—

Outstanding, end of year	81,763,885	$106,786,049	32,449,167	$43,068,285	28,472,978	$38,964,222

On March 19, 1999, the Company adopted a Shareholder Rights Plan whereby each shareholder of record was effectively issued one right for each common share held. In the event that a bidder acquires 20% or more of the outstanding voting shares of the Company, other than by a permitted bid or with the approval of the Board of Directors of the Company, the rights would become exercisable to purchase common shares of the Company at a 50% discount to the then current market price. In June 2002, the shareholders ratified the continued existence of the Shareholder Rights Plan to March 19, 2005.

c)	Options

The Company’s stock-based compensation plan provides that the exercise price per share is equal to the closing market price the day prior to granting as quoted on the Toronto Stock Exchange. Each option allows for the purchase of one share and expires not later than ten years from the date it was granted. Options vest over a period of up to three years depending on the date of grant. The stock option plan was amended to provide for a maximum of 5.0 million common shares that may be issued after April 29, 2003. As of December 31, 2003, 344,333 common shares had been issued subsequent to April 29, 2003.

The fair value of vested share options granted to consultants totaling $6,675 for the year ended December 31, 2003 is included in exploration expense.

If the Company had followed the fair value method of accounting for share options granted to employees and directors, the Company would have recorded additional compensation expense totaling $339,367 and $61,248 for the years ended December 31, 2003 and 2002, respectively. The pro forma effect on loss for the year, and basic and diluted loss per share, for the years ended December 31, 2003 and 2002, had the Company followed the fair value method of accounting for stock-based compensation for options granted from January 1, 2002, is as follows:

	Year Ended December 31,
	2003	2002
Loss for the year	$1,715,547	$1,320,321
Compensation expense	339,367	61,248

Pro forma loss for the year	$2,054,914	$1,381,569

Basic and diluted loss per share:
As reported	$(0.04)	$(0.04)

Pro forma	$(0.05)	$(0.04)

Metallica Resources Inc.
(A Development Stage Company)

Notes to consolidated financial statements

The fair value of share options used to calculate compensation expense has been estimated using the Black-Scholes Option Pricing Model with the following assumptions:

	2003	2002
Risk free interest rate (Canada)	3.6% to 4.4%	4.5%
Expected dividend yield	0.0%	0.0%
Expected price volatility of the Company’s common shares	75% to 87%	110%
Expected life of option	5 years	5 years

Option pricing models require the input of highly subjective assumptions including the expected price volatility of the Company’s common shares. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s share options.

The following is a summary of options granted under the Company’s stock-based compensation plan:

				Weighted Average Exercise Price
				(Canadian Dollars)
	Year Ended December 31,			Year Ended December 31,
	2003	2002	2001	2003	2002	2001
Outstanding, beginning of year	2,107,083	2,244,583	2,655,500	$0.99	$1.10	$1.74
Granted	1,112,500	87,500	811,250	1.35	1.39	0.83
Exercised	(344,333)	(50,000)	(154,000)	0.88	0.85	0.84
Forfeited	—	—	(18,667)	—	—	1.04
Expired	(75,000)	(175,000)	(1,049,500)	2.24	2.55	2.55

Outstanding, end of year	2,800,250	2,107,083	2,244,583	$1.12	$0.99	$1.10

Exercisable, end of year	1,957,750	1,778,333	1,658,750	$1.02	$1.01	$1.20

     The following table summarizes information about stock options outstanding at December 31, 2003:

Range of		Weighted Average	Weighted Average
Exercise Prices	Number	Remaining	Exercise Price
(Canadian Dollars)	Outstanding	Contractual Life	(Canadian Dollars)
$0.45 to $0.50	144,000	1.1 years	$0.46
$0.70 to $0.85	1,136,250	1.9 years	0.80
$1.11 to $1.39	1,390,000	3.5 years	1.30
$2.11	30,000	4.8 years	2.11
$2.87	100,000	1.7 years	2.87

$0.45 to $2.87	2,800,250	2.7 years	$1.12

d) Warrants and Private Placements

The 267,858 common shares issued pursuant to a private placement in 2000 each had one common share purchase warrant attached. Each warrant entitled the holder to purchase one common share in the Company at a price of Cdn$0.70 per share. The warrants were exercised in June 2001.

On April 16, 2002, the Company sold 3.9 million units pursuant to a private placement at a price of Cdn$1.80 per share for gross proceeds of Cdn$7.0 million (US$4,054,994, net of share issuance costs). Each unit included one-half of one common share purchase warrant. Each whole common share purchase warrant was exercisable at a price of Cdn$2.00 per share for a period of one year. The warrants expired unexercised on April 16, 2003.

On March 11, 2003, the Company closed a private placement for 10.1 million units at a price of Cdn$1.50 per unit for gross proceeds of Cdn$15.2 million (US$9.5 million, net of issue costs). Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share

Metallica Resources Inc.
(A Development Stage Company)

Notes to consolidated financial statements

purchase warrant entitles the holder to purchase one common share at an exercise price of Cdn$2.00 for a period of two years to March 11, 2005. The Company also granted the underwriters 505,000 compensation warrants. Each compensation warrant is exercisable at a price of Cdn$1.50 per share for a period of one year to March 11, 2004. Compensation warrants totaling 151,500 were exercised in 2003, resulting in 353,500 compensation warrants outstanding as of December 31, 2003.

On December 11, 2003, the Company issued 38.7 million units in a public offering at a price of Cdn$2.20 per unit for gross proceeds of Cdn$85.1 million (US$61.3 million, net of issue costs). Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share at an exercise price of Cdn$3.10 for a period of five years to December 11, 2008.

The fair value attributable to the warrants and compensation warrants that were issued in the March 2003 financing was $1,484,758 and $136,440, respectively. The fair value attributable to the warrants that were issued in the December 2003 financing was $5,889,285. The fair value attributable to the 151,500 compensation warrants that were exercised in 2003 was $40,905, resulting in a net fair value attributable to warrants and compensation warrants of $7,469,578 at December 31, 2003.

8.	Income Taxes

The difference between the amount of reported consolidated income tax provision and the amount computed by multiplying the loss before income taxes by the Company’s combined applicable Canadian federal and provincial tax rate of 36.62% (38.62% in 2002 and 42.12% in 2001) is reconciled as follows:

	Year Ended December 31,
	2003	2002	2001
Income tax (benefit) computed using the applicable tax rate	$(630,337)	$(489,912)	$(1,606,975)
Non-deductible write-down of mineral properties and deferred exploration expenditures	257,635	8,110	1,218,147
Net foreign losses subject to different tax rates	57,785	91,852	53,147
Interest expense not deductible	162,202	—	—
Earnings taxed at more (less) than applicable rate	425	(5,262)	(7,766)
Unrealized foreign exchange gain	(223,130)	—	—
Benefit of current tax loss not recognized	369,675	389,989	354,242

Income tax (benefit) provision	$(5,745)	$(5,223)	$10,795

Metallica Resources Inc.
(A Development Stage Company)

Notes to consolidated financial statements

The tax effects of temporary differences that give rise to significant portions of the future income tax assets and liabilities at December 31, 2003 and 2002 are as follows:

	2003	2002
Future income tax assets:
Canada:
Net operating loss carryforwards	$3,177,000	$2,326,000
Deferred financing costs	1,704,000	125,000
Mexico:
Net operating loss carryforwards	9,909,000	3,517,000
Other countries:
Net operating loss carryforwards	389,000	232,000
Other	30,000	37,000

Total future income tax assets	15,209,000	6,237,000
Less valuation allowance	(9,321,000)	(3,782,000)

Future income tax assets, net of valuation allowance	5,888,000	2,455,000
Future income tax liabilities:
Mexico:
Mineral properties and deferred exploration expenditures	5,847,000	2,455,000
Other	41,000	—

Total future income tax liabilities	5,888,000	2,455,000

Net future income tax assets	$—	$—

At December 31, 2003, the Company and its subsidiaries have available Canadian tax loss carryforwards of approximately $8.7 million that expire between the years 2004 and 2010; Mexican tax loss carryforwards of approximately $31.0 million that expire between the years 2005 and 2013; Chilean tax loss carryforwards of approximately $1.8 million that can be carried forward indefinitely; Barbados tax loss carryforwards of approximately $2.2 million that expire between the years 2006 and 2012; and United States tax loss carryforwards of approximately $0.1 million that expire in 2018.

9.	Pension Plan

The Company has a qualified defined contribution savings plan that covers all U.S. salaried and hourly employees. When an employee meets certain eligibility requirements, the Company matches 50% of employee contributions up to 10% of base salary. Employees vest 100% in the employer matching contribution after three years of service. The Company’s matching contributions were $26,773, $18,038 and $15,572 for the years ended December 31, 2003, 2002 and 2001, respectively.

10.	Contingencies and Commitments

a)	The Company’s activities are subject to various governmental laws and regulations relating to the protection of the environment. These environmental regulations are continually changing and are generally becoming more restrictive. The Company believes its operations comply in all material respects with all applicable laws and regulations.

b)	MSX entered into a lease agreement with a group of individuals representing Ejido Cerro San Pedro for a 15-year period beginning February 1997. The lease provides for annual lease payments of $15,128 and grants MSX surface rights to Ejido Cerro San Pedro’s communal farm land at the proposed mine site. Another group of individuals has filed a lawsuit requesting nullification of the existing lease agreement with MSX alleging that they are the lawful representatives of Ejido Cerro San Pedro. In December 2002, a judgement was rendered in favor of the group of individuals who signed the lease agreement with MSX, which allows them to prove that they are the lawful representatives of Ejido Cerro San Pedro. In the event that the lawsuit is settled in favor of the individuals requesting nullification of the existing lease agreement, MSX will be required to negotiate a new lease agreement with the new Ejido Cerro San Pedro representatives.

Metallica Resources Inc.
(A Development Stage Company)

Notes to consolidated financial statements

c)	The Company leases certain surface rights, facilities and equipment under long-term operating lease agreements. As of December 31, 2003, lease commitments for the next five years and thereafter are as follows:

2004	$53,107
2005	$50,482
2006	$27,753
2007	$23,582
2008	$23,582
Thereafter	$109,456

d)	In September 2003, MSX entered into an agreement with a Mexican governmental agency to provide a total of approximately $360,000 for reforestation of land in the area surrounding the proposed Cerro San Pedro mine that is not owned or leased by MSX. The $360,000 will be funded by MSX over a period of approximately twelve years.

e)	Other commitments are discussed in Note 3(a).

II.	Supplementary Cash Flow Information

Cash and cash equivalents included in the cash flow statement comprise the following balance sheet amounts at December 31, as follows:

	2003	2002	2001
Cash on hand and balances with bank	$642,637	$120,886	$459,288
Short-term investments	65,467,419	4,400,000	2,102,813

	$66,110,056	$4,520,886	$2,562,101

The Company paid interest and income taxes as follows for the three years ended December 31, as follows:

	2003	2002	2001
Income taxes	$—	$13,000	$—
Interest	$25,929	$10,005	$—

Other than the acquisition of 50% of MSX described in Note 3(a), the Company incurred non-cash operating and financing activities for the three years ended December 31, as follows:

	2003	2002	2001
Non-cash operating activities:
Settlement of retirement plan obligations with common shares	$(21,735)	$(22,270)	$(15,632)
Non-cash financing activities:
Common shares issued for retirement plan contributions	$21,735	$22,270	$15,632

Metallica Resources Inc.
(A Development Stage Company)

Notes to consolidated financial statements

12.	Segment Information

The Company’s operations are limited to a single industry segment being the exploration and development of mineral properties for economically recoverable reserves. Segment assets by geographic location are as follows:

	December 31, 2003
	Mexico	Chile	United States	Total
Mineral properties and deferred expenditures	$25,468,520	$1,105,870	$—	$26,574,390
Fixed assets, net	219,801	—	15,062	234,863

	$25,688,321	$1,105,870	$15,062	$26,809,253

	December 31, 2002
	Mexico	Chile	United States	Total
Mineral properties and deferred expenditures	$10,984,642	$1,602,551	$—	$12,587,193
Fixed assets, net	75,299	—	16,984	92,283

	$11,059,941	$1,602,551	$16,984	$12,679,476

13.	Reconciliation to United States GAAP

The consolidated financial statements have been prepared in accordance with Canadian GAAP which differ in certain respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with United States GAAP. Significant measurement differences that materially affect these consolidated financial statements are as follows:

•	As described in Note 2, Canadian GAAP allows for the deferral of exploration expenditures. Under United States GAAP, the Company expenses, as incurred, costs relating to unproven mineral properties. When proven and probable reserves are determined for a property and a feasibility study has been prepared, then subsequent exploration and development costs of the property would be capitalized. The capitalized cost is then assessed periodically for recoverability of carrying values under Statement of Financial Accounting Standard (SFAS) 144.

•	Canadian GAAP provides for investments in jointly controlled entities to be accounted for using proportionate consolidation. Under United States GAAP, investments in incorporated joint ventures are to be accounted for using the equity method. Under an accommodation of the United States Securities and Exchange Commission, the accounting for joint ventures need not be reconciled from Canadian to United States GAAP. The different accounting treatment affects only the display and classification of financial statement items and not net income or shareholders’ equity. Details of the Company’s share of the assets, liabilities and cash flows of the MSX joint venture as at December 31, 2002 and for the years ended December 31, 2002 and 2001 are set out in Note 3(a). MSX became a wholly owned subsidiary of the Company on February 12, 2003.

Metallica Resources Inc.
(A Development Stage Company)

Notes to consolidated financial statements

Had the Company followed United States GAAP, certain items in the statements of operations and deficit and balance sheets would have been reported as follows:

	Year Ended December 31,
Statements of Operations and Deficit	2003	2002	2001
Net loss under Canadian GAAP	$(1,715,547)	$(1,320,321)	$(3,826,026)
Exploration expenditures expensed	(206,855)	(600,831)	(313,594)
Net effect of write-down of mineral properties and deferred expenditures	703,536	13,300	1,964,940

Net loss under U.S. GAAP	$(1,218,866)	$(1,907,852)	$(2,174,680)

Net loss per share under U.S. GAAP	$(0.03)	$(0.06)	$(0.08)

	At December 31,
	2003		2002
Balance Sheets	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
Mineral properties and deferred expenditures	$26,574,390	$18,173,219	$12,587,193	$3,689,341

Shareholders’ equity	$86,566,441	$78,165,270	$17,087,971	$8,190,119

	Year Ended December 31,
Statements of Cash Flows	2003	2002	2001
Cash flows used in operating activities, Canadian GAAP	$(1,213,601)	$(1,229,857)	$(853,658)
Mineral properties and deferred expenditures	(206,855)	(499,153)	(313,594)

Cash flows used in operating activities, U.S. GAAP	$(1,420,456)	$(1,729,010)	$(1,167,252)

Cash flows used in investing activities, Canadian GAAP	$(4,072,383)	$(905,119)	$(1,055,365)
Mineral properties and deferred expenditures	206,855	499,153	313,594

Cash flows used in investing activities, U.S. GAAP	$(3,865,528)	$(405,966)	$(741,771)

Metallica Resources Inc.
(A Development Stage Company)

Notes to consolidated financial statements

Recent Accounting Pronouncements

In April 2003, the Financial Accounting Standards Board (FASB) issued Statement No. 149, Amendments of Statement No. 133 on Derivative Instruments and Hedging Activities (SFAS No. 149) which is primarily effective for contracts entered into or modified after June 30, 2003. Statement No. 149 amends Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133) for certain decisions made by the FASB as part of the Derivatives Implementation Group process and incorporates clarifications of the definition of a derivative. Adoption of SFAS No. 149 will not impact the Company’s financial position and results of operations.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (SFAS No. 150). This Statement establishes standards for how an issuer should classify and measure certain financial instruments having characteristics of both liabilities and equity. SFAS No. 150 requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in certain cases). Prior to the issuance of SFAS No. 150, many issuers classified such instruments as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have any impact on the Company’s consolidated financial statements because the Company does not have any financial instruments with characteristics of both liabilities and equity.

The Canadian Institute of Chartered Accountants (CICA) has issued amendments to Section 3850, Stock-based Compensation and Other Stock-based Payments, which require an expense to be recognized in financial statements for all forms of employee stock-based compensation, including stock options. The Company will be required to adopt this Standard on January 1, 2004, which will result in compensation expense on stock options granted to directors and employees, previously only disclosed on a pro forma basis, to be charged to earnings.

The CICA has issued Accounting Guideline 13, Hedging Relationships, which establishes certain conditions regarding when hedge accounting may be applied, and is effective for the Company’s fiscal year beginning January 1, 2004. The Company does not expect the adoption of this Guideline to have a material impact on the Company’s financial position or results.

The CICA has issued Accounting Guideline 15, Consolidation of Variable Interest Entities, which will be effective for annual and interim periods beginning on or after January 1, 2004. This Guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests. The Company does not expect the adoption of this Guideline to have a material impact on the Company’s financial position or results of operations.

14.	Subsequent Events

a)	On February 10, 2004, the Company made a $6.0 million acquisition debt payment to Glamis as part of its purchase of the Cerro San Pedro project.

b)	At December 31, 2003 and February 13, 2004, the Company held Canadian dollar denominated cash and cash equivalents totaling approximately Cdn$81.0 million and Cdn$64.3 million, respectively. At December 31, 2003, the Cdn$/US$ exchange rate was 1.2946. At February 13, 2004, the date of issuance of the audited financial statements, Cdn$/US$ exchange rate was 1.3194.

c)	On February 27, 2004, the Company announced that it had reached an agreement to acquire Glamis’ NSR royalty and to prepay the remaining $5.0 million of contingent consideration related to the Cerro San Pedro project for $7.25 million. Glamis had retained the royalty as part of the sale of its 50% interest in the Cerro San Pedro project to the Company in February 2003 (Note 3(a)). The transaction closed on March 24, 2004.